Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, the Philippine Stock Exchange, and the Philippine Dealing and Exchange Corp. regarding a Press Release entitled “PLDT remains committed to transparency, encourages investing public to focus on company’s official public statements and disclosures”.

December 28, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith PSE Disclosure Forms 4-30 and 4-31 in relation to a press release entitled “PLDT remains committed to transparency, encourages investing public to focus on company’s official public statements and disclosures”.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,434 As of November 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

                                  SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 28, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

                                   PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions

References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of

the Revised Disclosure Rules

Subject of the Disclosure
PLDT remains committed to transparency, encourages investing public to focus on company’s official public statements and disclosures
Background/Description of the Disclosure

We would like to address certain inaccurate news reports that indicated that PLDT would be reaching out to US-based law firms that had expressed interest in probing possible violations of US federal securities laws.

While PLDT has seen reports that certain US law firms are investigating potential claims on behalf of investors of PLDT for alleged violations of securities laws—as is common when issuers disclose certain events—PLDT is not engaging with such law firms and has retained US counsel to defend against any suits that may be filed.

In the past month, there have been various write-ups circulating in the public space that contain inaccurate information. These write-ups have been detrimental not only to PLDT, but ultimately and more importantly, to the shareholders of the company.

We reiterate that PLDT remains committed to transparency and will continue to release timely official statements and disclosures that are based on fact, in order to apprise the investing public, especially its shareholders, of relevant information. We encourage everyone to focus on these official statements and disclosures from the company in order obtain accurate information. We also caution against relying on words attributed to, or purportedly quoted from, PLDT officials that are not direct quotes from PLDT’s official statements or disclosures as they may contain contextual errors or inaccuracies.

XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

Other Relevant Information
Please refer to the attached press release.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT remains committed to transparency, encourages investing public to focus on company’s official public statements and disclosures
Background/Description of the Disclosure

We would like to address certain inaccurate news reports that indicated that PLDT would be reaching out to US-based law firms that had expressed interest in probing possible violations of US federal securities laws.

While PLDT has seen reports that certain US law firms are investigating potential claims on behalf of investors of PLDT for alleged violations of securities laws—as is common when issuers disclose certain events—PLDT is not engaging with such law firms and has retained US counsel to defend against any suits that may be filed.

In the past month, there have been various write-ups circulating in the public space that contain inaccurate information. These write-ups have been detrimental not only to PLDT, but ultimately and more importantly, to the shareholders of the company.

We reiterate that PLDT remains committed to transparency and will continue to release timely official statements and disclosures that are based on fact, in order to apprise the investing public, especially its shareholders, of relevant information. We encourage everyone to focus on these official statements and disclosures from the company in order obtain accurate information. We also caution against relying on words attributed to, or purportedly quoted from, PLDT officials that are not direct quotes from PLDT’s official statements or disclosures as they may contain contextual errors or inaccuracies.

XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

Other Relevant Information
Please refer to the attached press release

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,434 As of November 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 28, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

   Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT remains committed to transparency, encourages investing public to focus on company’s official public statements and disclosures”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

December 28, 2022

PLDT remains committed to transparency,

encourages investing public to focus on company’s official public statements and disclosures

MANILA, 28 December 2022 - We would like to address certain inaccurate news reports that indicated that PLDT would be reaching out to US-based law firms that had expressed interest in probing possible violations of US federal securities laws.

While PLDT has seen reports that certain US law firms are investigating potential claims on behalf of investors of PLDT for alleged violations of securities laws—as is common when issuers disclose certain events—PLDT is not engaging with such law firms and has retained US counsel to defend against any suits that may be filed.

In the past month, there have been various write-ups circulating in the public space that contain inaccurate information. These write-ups have been detrimental not only to PLDT, but ultimately and more importantly, to the shareholders of the company.

We reiterate that PLDT remains committed to transparency and will continue to release timely official statements and disclosures that are based on fact, in order to apprise the investing public, especially its shareholders, of relevant information. We encourage everyone to focus on these official statements and disclosures from the company in order obtain accurate information. We also caution against relying on words attributed to, or purportedly quoted from, PLDT officials that are not direct quotes from PLDT’s official statements or disclosures as they may contain contextual errors or inaccuracies.

XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact: Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:   December 28, 2022